     As filed with the Securities and Exchange Commission on June 25, 1999
                                           Registration Statement No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                                 STAPLES, INC.
            (Exact name of registrant as specified in its charter)
                                ---------------

                  Delaware                                       04-2896127
        (State or other jurisdiction                (I.R.S. Employer Identification No.)
      of incorporation or organization)

                               500 Staples Drive
                        Framingham, Massachusetts 01702
                                (508) 253-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                                John J. Mahoney
  Executive Vice President, Chief Financial Officer and Chief Administrative
                                    Officer
                                 Staples, Inc.
                               500 Staples Drive
                        Framingham, Massachusetts 01702
                                (508) 253-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:

               MARK G. BORDEN, ESQ.                             FRANCIS J. MORISON, ESQ.
                Hale and Dorr LLP                                Davis Polk & Wardwell
                 60 State Street                                  450 Lexington Avenue
           Boston, Massachusetts 02109                          New York, New York 10017
            Telephone: (617) 526-6000                          Telephone: (212) 450-4000
             Telecopy: (617) 526-5000                           Telecopy: (212) 450-4800

   Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] 333-.

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] 333-.

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                                                           Proposed
                                                             Proposed      Maximum
                                             Amount          Maximum      Aggregate    Amount of
 Title of each Class of Securities to         to be       Offering Price   Offering   Registration
            be Registered                  Registered      Per Share(1)    Price(1)       Fee
--------------------------------------------------------------------------------------------------
Common Stock, $0.0006 par value per
 share (including associated Rights to
 acquire Series A Junior Participating
 Preferred Stock)....................   12,773,594 shares   $28.15625    $359,656,506  $99,984.51
--------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the Nasdaq National Market on June 24, 1999.

                                ---------------
   The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                EXPLANATORY NOTE

   This registration statement contains two separate prospectuses. The first prospectus relates to a public offering in the United States and Canada of an
aggregate of              shares of common stock. The second prospectus relates
to a concurrent offering outside the United States and Canada of an aggregate
of            shares of common stock. The prospectuses for each of the U.S.
offering and the international offering will be identical with the exception of an alternate front cover page for the international offering. This alternate page appears in this registration statement immediately following the complete prospectus for the U.S. offering.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these + +securities in any jurisdiction where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued June 25, 1999

                               11,107,473 Shares

                                 STAPLES, INC.

                                  COMMON STOCK

                                  -----------

The selling stockholders identified in this prospectus are offering all of the shares. We will not receive any proceeds from the sale of the shares.

Our common stock is traded on the Nasdaq National Market under the symbol "SPLS." On June 24, 1999, the closing sale price of the common stock on Nasdaq was $27 13/16 per share.

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

                                  -----------

                               PRICE $     A SHARE

                                  -----------

                                               Price  Underwriting  Proceeds to
                                                 to   Discounts and   Selling
                                               Public  Commissions  Stockholders
                                               ------ ------------- ------------
Per Share.....................................  $          $            $
Total......................................... $          $            $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders identified in this prospectus have granted the underwriters the right to purchase up to an additional 1,666,121 shares to cover over-allotments. The underwriters expect to deliver the shares to
purchasers on           , 1999.

                                  -----------

                          Joint Book-Running Managers

MORGAN STANLEY DEAN WITTER                                  GOLDMAN, SACHS & CO.

    , 1999

                               TABLE OF CONTENTS

Prospectus Summary........................................................    1
Risk Factors..............................................................    4
Special Note Regarding Forward-Looking Information........................    6
Use of Proceeds...........................................................    7
Price Range of Common Stock and Dividend Policy...........................    7
Capitalization............................................................    8
Selected Historical Consolidated Financial Information....................    9
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   10

Business...................................................................  17
Management.................................................................  21
Principal and Selling Stockholders.........................................  25
Description of Capital Stock...............................................  28
United States Federal Tax Considerations for Non-United States Holders.....  30
Underwriters...............................................................  34
Legal Matters..............................................................  37
Experts....................................................................  37
Where You Can Find More Information........................................  37
Incorporation of Certain Documents by Reference............................  38

                               ----------------

   Staples, Inc. was incorporated in Delaware in November 1985. Our executive offices are located at 500 Staples Drive, Framingham, Massachusetts 01702 and our telephone number is (508) 253-5000. Our World Wide Web site address is www.staples.com. The information in our website is not incorporated by reference. Unless the context otherwise requires, references in this prospectus to "Staples," "we," "us," and "our" refer to Staples, Inc. and its subsidiaries.

   We have registered the trademarks "Staples" and "Staples--The Office Superstore" on the Principal Register of the United States Patent and Trademark Office, the trademark "Staples" in Canada, the United Kingdom and Germany and the trademark "Quill" in the United States, Canada, Israel, Japan, Mexico and the United Kingdom.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

   Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                               PROSPECTUS SUMMARY

   This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

                                 STAPLES, INC.

   Staples pioneered the office products superstore concept and is a leading office products distributor with a total of 960 retail stores located in the United States, Canada, the United Kingdom and Germany as of May 1, 1999, in addition to a catalog business, electronic commerce and contract stationer operations.

Business Strategy

   We view the office products market as a large, diversified market for office supplies and equipment, business machines and computers, and various business services. Although there are no clear demarcations among segments, we target four principal end-user groups:

  . consumers and home offices;

  . small businesses and organizations with fewer than 50 office workers;

  . medium-size businesses and organizations with more than 50 office workers; and

  . large businesses with more than 1,000 office workers.

   Our ability to address all four major end-user groups increases and diversifies our available market opportunities, increases awareness of the Staples name among customers in all four end-user groups, who often shop across distribution channels, and allows us to enjoy a number of important economies of scale. These include increased buying power, enhanced efficiencies in distribution and advertising, and improved capacity to leverage certain general and administrative functions.

   We effectively reach different sectors of the office products market through different channels of distribution designed to be convenient to each targeted market sector. Our in-store operations seek to address the retail needs of customers, while our delivery operations focus on customers who desire delivery of their office products and other specialized services.

North American Superstores

   Our North American retail operations, consisting of 884 stores as of May 1, 1999, are our core business, generating a substantial majority of our sales and profits. Our retail operations focus on serving the needs of customers primarily in the consumer, home office and small business segments of the office products market.

Delivery Operations

   Our delivery operations are comprised of three principal operations:

  . Our catalog businesses, operating under the names "Staples Direct" and "Quill Corporation";

  . Our contract stationer businesses, operating under the names "Staples
    National Advantage" and "Staples Business Advantage"; and

  . Our Internet electronic commerce business, operating under the name
    "Staples.com."

International

   We started doing business in Europe in 1991. As of May 1, 1999, Staples UK operated 48 stores and Staples Germany operated 25 stores with delivery operations in both countries. We also recently expanded Quill's operations into Europe.

Strategic Initiatives

   We focus on numerous strategic priorities, with the objective of enhancing our position as a leading office products supplier:

   Profitably Increase Retail Sales Per Store. We are devoting significant resources and efforts to profitably increase our retail sales per store in both North America and Europe. These initiatives cover a wide-range of store operations, including product and service offerings, inventory planning, staffing, customer satisfaction and improvements in store design.

   Continue Rapid Growth in Staples Delivery Operations. We are implementing a number of actions to profitably grow our delivery business. These actions include broadening product offerings, offering specialized, focused marketing initiatives and expanding distribution capacity. We also plan to focus on developing an electronic commerce business through Staples.com and to grow that business during fiscal 1999.

   Continue Store Growth and Strengthen Infrastructure. We are continuing our store growth program. In fiscal 1999, we intend to open approximately 150 stores in North America and 20 stores in Europe. Our store growth strategy follows a three-pronged approach of continuing the growth of our store network in existing markets, entering smaller markets within both existing and new geographic areas, and entering major new markets. To support this commitment, we are also taking steps to strengthen our infrastructure, including our distribution capabilities.

   Improve Productivity. We maintain our historical focus on being a low cost operator and believe that we have significant opportunities to reduce costs as a percentage of sales. We believe that our future expansion will enable us to leverage certain fixed costs in store operations, marketing, distribution and administration. We also seek to enhance productivity through improvements in operating practices.

   Improve Customer Service. We continue to increase staffing levels in stores and delivery operations and to make other investments to provide better customer service. In addition, we continue to drive a corporate-wide CARE program designed to empower associates to exceed customer expectations for service by providing "great service, every day, every way" and have implemented programs that tie a portion of incentive compensation to achievement of customer satisfaction goals.

                                  THE OFFERING

 Common stock offered................................  11,107,473 shares

 Common stock to be outstanding after this offering.. 463,817,418 shares

 Use of proceeds..................................... Staples will not receive any proceeds from the
                                                      sale of shares in this
                                                      offering.

 Nasdaq National Market symbol....................... SPLS

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

   The following summary consolidated financial data include adjustments to give effect to our acquisition of Quill on May 21, 1998. We accounted for the acquisition under the pooling of interests method. Some previously reported amounts have been reclassified to conform with the current period presentation. Our fiscal year is the 52 or 53 weeks ending on the Saturday closest to January 31 of the following calendar year. Fiscal 1995 was a 53 week fiscal year.

                             13 Weeks Ended                          Fiscal Year
                          --------------------- ------------------------------------------------------------
                            May 1,     May 2,
                             1999       1998       1998          1997          1996       1995       1994
                          ---------- ---------- ----------    ----------    ---------- ---------- ----------
                                  (in thousands, except per share and selected operating data)
Statement of Income
 Data:
Sales...................  $2,072,066 $1,670,611 $7,123,189    $5,732,145    $4,493,589 $3,565,235 $2,418,793
Gross profit............     494,753    380,778  1,726,266     1,354,455     1,060,245    809,451    554,534
Net income..............      50,314     35,950    185,370(1)    167,914(2)    144,742    108,428     72,071
Pro forma net
 income(3)..............      50,314     34,136    183,556       153,128       129,413     94,539     59,219
Historical basic
 earnings per common
 share(4)...............       $0.11      $0.09      $0.43         $0.41         $0.36      $0.28      $0.21
Historical diluted
 earnings per common
 share(4)...............       $0.11      $0.08      $0.41         $0.39         $0.35      $0.27      $0.20
Pro forma basic earnings
 per common
 share(3)(4)............       $0.11      $0.08      $0.43         $0.38         $0.32      $0.24      $0.17
Pro forma diluted
 earnings per common
 share(3)(4)............       $0.11      $0.08      $0.41         $0.36         $0.31      $0.23      $0.16
Selected Operating Data:
Stores open (at period
 end)...................         960        782        913           742           557        443        350

                                                                  As of
                                                          ---------------------
                                                            May 1,    Jan. 30,
                                                             1999       1999
                                                          ---------- ----------
                                                             (in thousands)
Balance Sheet Data:
Working capital.......................................... $  652,602 $  798,768
Total assets.............................................  3,248,247  3,179,266
Total long-term debt, less current portion...............    204,270    205,015
Stockholders' equity.....................................  1,704,577  1,656,886

--------
(1) Net income for the year ended January 30, 1999 includes a pre-tax charge of $41,000 resulting from the costs incurred in connection with our acquisition of Quill and a $49,706 charge relating to a store closure and relocation plan.

(2) Net income for the year ended January 31, 1998 includes a pre-tax charge of $29,665 resulting from the costs incurred in connection with the proposed merger with Office Depot, Inc.

(3) Pro forma net income and pro forma earnings per share include a provision for income taxes on the previously untaxed earnings of Quill, which had been an S corporation prior to its acquisition by Staples.

(4) Earnings per common share have been restated to reflect 3-for-2 stock splits effective January 1999, January 1998, March 1996, July 1995 and October 1994.

                                  RISK FACTORS

   You should consider carefully the risks described below before you decide to buy our common stock. The risks and uncertainties described below are not the only ones facing us. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Our market is highly competitive and we may not continue to compete successfully.

   We compete in a highly competitive marketplace with a variety of retailers, dealers and distributors. In most of our geographic markets, we compete with other high-volume office supply chains, such as Office Depot, OfficeMax and Office World, that have store formats, pricing strategies and product selections that are similar to ours. We also compete with mass merchants, such as Wal-Mart, warehouse clubs, computer and electronic superstores, and other discount retailers. In addition, our retail stores and delivery and contract businesses compete with numerous mail order firms, contract stationer businesses and direct manufacturers. Many of our competitors, including Office Depot, OfficeMax and Wal-Mart, have in recent years significantly increased the number of stores they operate within our markets. Some of our current and potential competitors are larger than we are and have substantially greater financial resources. It is possible that increased competition or improved performance by our competitors may reduce our market share, may force us to charge lower prices than we otherwise would, and may adversely affect our business and financial performance in other ways.

We may be unable to continue to successfully open new stores.

   An important part of our business plan is to aggressively increase the number of our stores. We opened 174 stores in the United States, Canada and Europe in fiscal 1998 and plan to open approximately 170 new stores in fiscal 1999. For our growth strategy to be successful, we must identify and lease favorable store sites, hire and train employees and adapt our management and operational systems to meet the needs of our expanded operations. These tasks may be difficult to accomplish successfully. If we are unable to open new stores as quickly as planned, our future sales and profits could be materially adversely affected. Even if we succeed in opening new stores, these new stores may not achieve the same sales or profit levels as our existing stores. Also, our expansion strategy includes opening new stores in markets where we have a presence so that we can take advantage of economies of scale in marketing, distribution and supervision costs. However, these new stores may result in the loss of sales in our existing stores in nearby areas.

Our quarterly operating results are subject to significant fluctuation.

   Our operating results have fluctuated from quarter to quarter in the past, and we expect that they will continue to do so in the future. Our earnings may not continue to grow at rates similar to the growth rates achieved in recent years and may fall short of either a prior fiscal period or investors' expectations. Factors that could cause these quarterly fluctuations include:

  . the number of new store openings, primarily because we expense pre-opening expenses as they are incurred and newer stores are less profitable than mature stores;

  . the extent to which sales in new stores result in the loss of sales in existing stores;

  . the mix of products sold;

  . pricing actions of competitors;

  . the level of advertising and promotional expenses;

  . seasonality, primarily because the sales and profitability of our stores are typically slightly lower in the first and second quarter of our fiscal year than in other quarters; and

  . charges associated with acquisitions.

   Most of our operating expenses, such as rent expense, advertising expense and employee salaries, do not vary directly with the amount of our sales and are difficult to adjust in the short term. As a result, if sales in a particular quarter are below expectations for that quarter, we could not proportionately reduce operating expenses for that quarter, and therefore any shortfall could have a disproportionate effect on our net income for the quarter.

   The market price of our common stock is based in large part on professional securities analysts' expectations that our business will continue to grow and that we will achieve certain levels of net income. If our financial performance in a particular quarter does not meet the expectations of securities analysts, this may adversely affect the views of those securities analysts concerning our growth potential and future financial performance. If the securities analysts who regularly follow our common stock lower their rating of our common stock or lower their projections for our future growth and financial performance, the market price of our common stock is likely to drop significantly. In addition, in those circumstances the decrease in our common stock price would probably be disproportionate to the shortfall in financial performance.

Our rapid growth may continue to strain our operations, which could adversely affect our business and financial results.

   Our business, including sales, number of stores and number of employees, has grown dramatically over the past several years. In addition, we have acquired a number of significant companies in the last few years and may make additional acquisitions in the future. This growth has placed significant demands on our management and operational systems. If we are not successful in upgrading our operational and financial systems, expanding our management team and increasing and effectively managing our employee base, this growth is likely to result in operational inefficiencies and ineffective management of our business and employees, which will in turn adversely affect our business and financial performance.

Our international operations may not become profitable.

   We currently operate in international markets through The Business Depot Ltd. in Canada, Staples UK in the United Kingdom and Staples Germany in Germany. Our European operations are currently unprofitable, and we cannot guarantee that they will become profitable. We may seek to expand into other international markets in the future. Our foreign operations encounter risks similar to those faced by our U.S. stores, as well as risks inherent in foreign operations, such as local customs and competitive conditions and foreign currency fluctuations.

We may be unable to obtain adequate future financing.

   It is possible that we will require additional sources of financing earlier than we anticipate, as a result of unexpected cash needs or opportunities, an expanded growth strategy or disappointing operating results. Additional funds may not be available on satisfactory terms when needed, or at all, whether within the next 12 to 18 months or thereafter.

Year 2000 problems may adversely affect our business.

   Our business could be adversely affected by information technology issues related to the Year 2000. We anticipate that we will complete testing of our most critical information technology related systems and applications by the end of the second quarter of 1999. We are also working with third parties, primarily major vendors but also customers, to assess their Year 2000 compliance. Uncontrollable factors such as the compliance of the systems of third parties and the availability of resources could materially increase the cost or delay the estimated date of Year 2000 compliance. Not all of our vendors have assured us that they will be compliant in time. There are potential risks if we or our customers or vendors do not become, or are late in becoming, Year 2000 compliant. Such risks include an impairment of our ability to:

  . process and deliver customer orders and payments;

  . procure saleable merchandise; and

  . perform other critical business functions;

each of which could have a material impact on financial performance.

   Further, there is the risk that claims may be made against us in the event of our non-compliance or the non-compliance of the products and services that we sell. The costs of defending and settling such claims could have a material impact on our financial statements.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

   This prospectus includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements below, particularly under the heading "Risk Factors," that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update any forward-looking statement we make.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Our common stock is quoted on the Nasdaq National Market under the symbol "SPLS." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                          High        Low
                                                          -----      -----
   Fiscal Year Ended January 31, 1998
     First Quarter....................................... $ 11 23/32 $  7 53/64
     Second Quarter......................................   11 43/64    8 35/64
     Third Quarter.......................................   13         10 7/32
     Fourth Quarter......................................   13 25/64   10 19/32
   Fiscal Year Ended January 30, 1999
     First Quarter.......................................   17 1/8     12 1/4
     Second Quarter......................................   22 53/64   15 43/64
     Third Quarter.......................................   23 27/64   17
     Fourth Quarter......................................   32 1/2     26 1/2
   Fiscal Year Ending January 29, 2000
     First Quarter.......................................   35 15/16   26
     Second Quarter (through June 24, 1999)..............   30 1/4     26

   On June 24, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $27 13/16 per share. As of June 15, 1999, Staples had over 9,000 stockholders of record.

   We have never paid cash dividends on our common stock. We presently intend to retain earnings to use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. In addition, our revolving credit agreement restricts the payment of cash dividends.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of May 1, 1999.

                                                                     As of
                                                                  May 1, 1999
                                                                 --------------
                                                                 (in thousands)
Long-term debt..................................................   $  204,270
Other long-term obligations.....................................       53,913
Stockholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares authorized;
   none issued..................................................        --
  Common stock, $.0006 par value, 1,000,000,000 shares
   authorized; 464,019,644 issued at May 1, 1999 and 461,538,061
   shares issued at January 30, 1999............................          279
  Additional paid-in capital....................................    1,065,137
  Cumulative foreign currency translation adjustments...........       (8,513)
  Unrealized gain on investments................................            1
  Retained earnings.............................................      683,635
  Less: treasury stock, at cost, 1,344,768 shares at May 1, 1999 and 488,922 shares at
   January 30, 1999.............................................      (35,962)
                                                                   ----------
    Total stockholders' equity..................................    1,704,577
                                                                   ----------
     Total capitalization.......................................   $1,962,760
                                                                   ==========

   The table above excludes 39,152,355 shares of our common stock issuable upon the exercise of stock options outstanding under our stock incentive plans.

   On June 2, 1999, our stockholders approved an increase in the number of authorized shares of our common stock from 1,000,000,000 to 1,500,000,000.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

   You should read the selected consolidated financial and other operating data below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the accompanying notes, which are incorporated by reference in this prospectus. The selected consolidated financial data for the five years ended January 30, 1999 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, except for Quill's financial statements, which were audited by Kupferburg, Goldberg & Neimark, LLC, independent auditors. The financial data for the 13 weeks ended May 1, 1999 and May 2, 1998 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the 13 weeks ended May 1, 1999 are not necessarily indicative of the results that investors in our common stock should expect for the entire fiscal year ending January 29, 2000. Some previously reported amounts have been reclassified to conform with the current period presentation.

                             13 Weeks Ended                          Fiscal Year
                          --------------------- ------------------------------------------------------------
                            May 1,     May 2,
                             1999       1998       1998          1997          1996       1995       1994
                          ---------- ---------- ----------    ----------    ---------- ---------- ----------
                                  (in thousands, except per share and selected operating data)
Statement of Income
 Data:
Sales...................  $2,072,066 $1,670,611 $7,123,189    $5,732,145    $4,493,589 $3,565,235 $2,418,793
Gross profit............     494,753    380,778  1,726,266     1,354,455     1,060,245    809,451    554,534
Operating and selling
 expenses...............     315,320    248,411    992,727       808,517       628,553    484,065    338,344
Pre-opening expenses....       4,508      3,352     13,836         9,443         8,299      5,607      4,858
General and
 administrative
 expenses...............      88,740     67,486    301,627       225,587       175,704    135,420    103,766
Merger-related costs....         --         --      41,000        29,665           --         --       2,150
Store closure charge....         --         --      49,706           --            --         --         --
Interest and other
 expense, net...........       1,416      4,694     17,370        21,955        22,962     15,671      5,330
Equity in loss of
 affiliates.............         --         --         --          5,953        11,073     12,153     11,168
Net income..............      50,314     35,950   185,370 (1)   167,914 (2)    144,742    108,428     72,071
Pro forma net
 income(3)..............      50,314     34,136    183,556       153,128       129,413     94,539     59,219
Historical basic
 earnings per common
 share(4)...............       $0.11      $0.09      $0.43         $0.41         $0.36      $0.28      $0.21
Historical diluted
 earnings per common
 share(4)...............       $0.11      $0.08      $0.41         $0.39         $0.35      $0.27      $0.20
Pro forma basic earnings
 per common
 share(3)(4)............       $0.11      $0.08      $0.43         $0.38         $0.32      $0.24      $0.17
Pro forma diluted
 earnings per common
 share(3)(4)............       $0.11      $0.08      $0.41         $0.36         $0.31      $0.23      $0.16
Selected Operating Data:
Stores open (at period
 end)...................         960        782        913           742           557        443        350

                                                       As of
                         -----------------------------------------------------------------
                           May 1,    Jan. 30,   Jan. 31,   Feb. 1,    Feb. 3,    Jan. 28,
                            1999       1999       1998       1997       1996       1995
                         ---------- ---------- ---------- ---------- ---------- ----------
                                                  (in thousands)
Balance Sheet Data:
Working capital......... $  652,602 $  798,768 $  803,660 $  623,836 $  580,244 $  355,639
Total assets............  3,248,247  3,179,266  2,638,862  1,955,636  1,552,199  1,141,496
Total long-term debt,
 less current portion...    204,270    205,015    518,959    402,985    351,508    257,122
Stockholders' equity....  1,704,577  1,656,886  1,094,485    875,823    712,141    472,215

-------
(1) Net income for the year ended January 30, 1999 includes a pre-tax charge of $41,000 resulting from the costs incurred in connection with our acquisition of Quill and a $49,706 charge relating to a store closure and relocation plan.

(2) Net income for the year ended January 31, 1998 includes a pre-tax charge of $29,665 resulting from the costs incurred in connection with the proposed merger with Office Depot, Inc.

(3) Pro forma net income and pro forma earnings per share include a provision for income taxes on the previously untaxed earnings of Quill, which had been an S corporation prior to its acquisition by Staples.

(4) Earnings per common share have been restated to reflect 3-for-2 stock splits effective January 1999, January 1998, March 1996, July 1995 and October 1994.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

General

   During the fiscal year ended January 30, 1999, we acquired Quill Corporation and some related entities, which we collectively refer to as "Quill," in a pooling of interests transaction. In 1997, Quill had net sales of approximately $551 million. The following financial information includes adjustments to give effect to the acquisition of Quill for all periods presented. Prior to the acquisition, Quill elected to be treated as an S Corporation under the Internal Revenue Code, and accordingly, its earnings were not subject to taxation at the corporate level. Pro forma adjustments have been made to reflect a provision for income taxes on Quill's previously untaxed earnings for each period presented at an assumed rate of 40%. The statements of income combine Staples' historical operating results for the fiscal years ended January 31, 1998 and February 1, 1997 with corresponding Quill operating results for the years ended December 31, 1997 and 1996.

Results of Operations

 Comparison of fiscal quarters ended May 1, 1999 and May 2, 1998

   Sales. Our sales increased 24.0% to $2,072,066,000 in the quarter ended May 1, 1999 from $1,670,611,000 in the quarter ended May 2, 1998. This growth was attributable to an increased number of open stores and increased sales in existing stores and in the delivery and contract stationer segments. Comparable store and delivery hub sales for the quarter ended May 1, 1999 increased 9% over the quarter ended May 2, 1998. Comparable sales in the contract stationer segment, including Quill, increased 11% for the quarter ended May 1, 1999 versus the quarter ended May 2, 1998. We had 960 stores open as of May 1, 1999 compared to 782 stores as of May 2, 1998 and 913 stores as of January 30, 1999.

   Gross Profit. Our gross profit as a percentage of sales was 23.9% for the three months ended May 1, 1999 as compared to 22.8% for the same period in the prior year. The gross profit rate for the quarter ended May 1, 1999 compared to the quarter ended May 2, 1998 was increased by continually improving margins in the retail and delivery segments due to lower product costs from vendors and improved buying as well as the leveraging of fixed distribution center and delivery costs over a larger sales base. These increases were partially offset by continued price reductions and decreased margins on computer hardware sales such as CPUs and laptops.

   Operating and Selling Expenses. Our operating and selling expenses, which consist of payroll, advertising and other operating expenses, increased as a percentage of sales in the three months ended May 1, 1999 to 15.2%, as compared to 14.9% for the same period in the prior year. The increase was primarily due to increased payroll costs incurred for Tech Centers and Expanded Copy Centers in remodeled stores as well as the addition of Claricom Holdings, Inc., which we acquired during the three months ended May 1, 1999. Claricom had higher operating and selling expenses as a percentage of sales than Staples. These increases were partially offset by the continued leveraging of fixed store operating costs as store sales have increased.

   Pre-Opening Expenses. Our pre-opening expenses relating to new store openings, consisting primarily of salaries, supplies, marketing and occupancy costs, are expensed as incurred and therefore fluctuate from period to period depending on the timing and number of new store openings. Pre-opening expenses averaged $96,000 per store for the three months ended May 1, 1999, as compared to $82,000 per store for the same period in the prior year.

   General and Administrative Expenses. Our general and administrative expenses for the three months ended May 1, 1999 increased as a percentage of sales to 4.3% as compared to 4.0% for the same period in the prior year. This increase as a percentage of sales was primarily due to costs incurred for Year 2000 compliance projects and the addition of Claricom which had higher general and administrative expenses as a percentage of sales than Staples. In addition, we made other investments in our information systems staffing and infrastructure, which we believe will reduce costs as a percentage of sales in future years. The overall increase in general and administrative costs was partially offset by our ability to increase sales without proportionately increasing overhead expenses in our core retail and direct business.

   Amortization of Goodwill. Amortization of goodwill for the three months ended May 1, 1999 was $2,287,000 as compared to $924,000 for the same period in the prior year. The increase in amortization was due to the goodwill from the acquisitions of Ivan Allen Corporation on November 1, 1998 and Claricom on February 26, 1999.

   Interest and Other Expense, Net. Net interest and other expense for the three months ended May 1, 1999 was $1,416,000 as compared to $4,694,000 for the same period in the prior year. The interest expense related primarily to existing borrowings. The decrease in net interest expense during the three months ended May 1, 1999 was primarily due to the conversion of all $300,000,000 of our 4 1/2% debentures due 2000 into common stock in December 1998.

   Income Taxes. Our provision for income taxes as a percentage of pre-tax income was 39.0% for the quarter ended May 1, 1999 and 35.8% for the quarter ended May 2, 1998. On a pro forma basis, to reflect a provision for income taxes on previously untaxed earnings of Quill, our effective tax rate would have been 39.0% for the quarter ended May 2, 1998.

 Comparison of fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997

   Sales. Our sales increased 24.3% to $7,123,189,000 in the fiscal year ended January 30, 1999 from $5,732,145,000 in the fiscal year ended January 31, 1998. Sales increased 27.6% in the fiscal year ended January 31, 1998 from $4,493,589,000 in the fiscal year ended February 1, 1997. The growth in each year was attributable to an increase in the number of open stores, increased sales in existing stores and increased sales in delivery operations. In addition, sales for the fiscal years ended January 30, 1999 and January 31, 1998 (beginning in May 1997) include the consolidation of Staples UK and Staples (Deutschland) GmbH. We refer to Staples (Deutschland) GmbH, which was formerly MAXI-Papier-Markt-GmbH, as "Staples Germany". Comparable store and delivery sales for the fiscal year ended January 30, 1999 increased 11% over the fiscal year ended January 31, 1998. Comparable store and delivery hub sales for the year ended January 31, 1998 increased 10% over the year ended February 1, 1997. We had 913 stores open as of January 30, 1999, 742 stores open as of January 31, 1998, and 557 stores open as of February 1, 1997. The January 30, 1999 total includes 174 stores opened and three stores closed during the twelve months ended January 30, 1999.

   Gross Profit. Our gross profit as a percentage of sales was 24.2% for the fiscal year ended January 30, 1999, compared to 23.6% for each of the fiscal years ended January 31, 1998 and February 1, 1997. The gross profit rate was increased by continually improving margins in the retail and delivery business segments due to lower product costs from vendors and increased buying as well as the leveraging of fixed distribution center and delivery costs over a larger sales base. This was offset by decreases in the margin rates due to price reductions as well as an increase in the sales of computer hardware, which generate a lower margin rate than other categories, to 7.6% of total sales for the year ended January 30, 1999 from 7.4% in the year ended January 31, 1998 and 6.0% in the year ended February 1, 1997.

   Operating and Selling Expenses. Our operating and selling expenses were 13.9% of sales for the fiscal year ended January 30, 1999, compared to 14.1% for the fiscal year ended January 31, 1998, and 14.0% for the fiscal year ended February 1, 1997. The decrease as a percentage of sales for the year ended January 30, 1999 was primarily due to decreased advertising as a percentage of sales and increased leveraging of fixed store payroll expenses and store operating costs as store sales have increased. These factors were partially offset by increases in store labor and costs incurred for our store remodel program in which significant investments have been made in store layouts and signing to improve shopability and enhance customer service. In addition, operating and selling expenses for the year ended January 30, 1999 and the year ended January 31, 1998 (beginning in May 1997) include the results of Staples UK and Staples Germany, which have higher costs as a percentage of sales.

   Pre-Opening Expenses. Our pre-opening expenses averaged $80,000 per store for the stores opened in the year ended January 30, 1999, compared to $73,000 for the year ended January 31, 1998, and $72,000 for the year ended February 1, 1997. The increase during the fiscal year ended January 30, 1999 was due primarily to increased openings outside of the United States which generally involve higher pre-opening expenses per store.

   General and Administrative Expenses. Our general and administrative expenses as a percentage of sales were 4.2% in the year ended January 30, 1999, compared to 3.9% in each of the years ended January 31, 1998 and February 1, 1997. The increase as a percentage of sales for the year ended January 30, 1999 was primarily due to costs incurred for Year 2000 compliance projects. In addition, we have made other investments in our information systems' staffing and infrastructure, which we believe will reduce costs as a percentage of sales in future years. General and administrative expenses for the years ended January 30, 1999 and January 31, 1998 also include the results of Staples UK and Staples Germany, which have higher costs as a percentage of sales. The overall increase in general and administrative costs was partially offset by our ability to increase sales without proportionately increasing overhead expenses in our core retail and direct business.

   Merger-Related and Integration Costs. In connection with our acquisition of Quill, we recorded a charge to operating expense of $41,000,000 during the year ended January 30, 1999. These costs consist of direct merger-related and integration costs from the transaction. The merger transaction costs of approximately $10,500,000 consist primarily of fees for investment bankers, attorneys, accountants and other related charges. The integration costs primarily include employee costs of approximately $7,000,000, contract and lease termination costs of approximately $14,100,000, the write-down of leasehold improvements of approximately $3,500,000 and other merger-related costs of approximately $5,900,000. We paid approximately $14,000,000 in fiscal year 1998, which consists primarily of transaction and employee related costs. During the year ended January 31, 1998, we charged to expense non-recurring costs in connection with the termination of our proposed merger with Office Depot, Inc. of $29,665,000.

   Store Closure Charge. In December 1998, we committed to a plan to close and relocate stores which cannot be expanded and upgraded to our "Concept 97" model. In connection with this plan, we recorded a charge to operating expense of $49,706,000. This charge includes $29,620,000 for future rental payments under operating lease agreements that will be paid after the store is closed and will not be subsidized by subtenant income, $4,966,000 in fees, settlement costs and other expenses related to store closure and $15,120,000 in asset impairment charges. We anticipate that lease agreements for the relocation sites will be executed during fiscal year 1999 and that the stores will be closed and relocated during fiscal years 1999 and 2000. We made no payments in fiscal year 1998 related to the store closure charge.

   Interest and Other Expense, Net. Net interest and other expense totaled $17,370,000 in the fiscal year ended January 30, 1999, compared to $21,955,000 in the fiscal year ended January 31, 1998 and $22,962,000 in the fiscal year ended February 1, 1997. The interest expense related primarily to existing borrowings which were used to fund the increase in store inventories related to new store openings and improvements in in-stock levels; the acquisition of fixed assets for new stores opened and remodeled; continued investments in the information systems and distribution center infrastructure; and additional investments in Staples UK and Staples Germany as well as the purchase of them during the fiscal year ended January 31, 1998. The decrease in interest expense during the year ended January 30, 1999 was due primarily to the conversion of our $300,000,000 of 4 1/2% Debentures into common stock in December 1998.

   Equity in Loss of Affiliates. Our equity in loss of affiliates was $5,953,000 in the year ended January 31, 1998 and $11,073,000 in the year ended February 1, 1997. We did not record any equity in loss of affiliates for the year ended January 30, 1999 due to the acquisition of Staples UK and Staples Germany in May 1997. As a result of these acquisitions, our ownership interest in Staples UK increased to 100% and our ownership of Staples Germany increased to approximately 92%. Our ownership interest in Staples Germany increased to 100% in December 1998. These transactions were accounted for in accordance with the purchase method of accounting and accordingly, the consolidated results of these entities are reflected in our financial statements since the respective dates of acquisition. Prior to the acquisitions, Staples UK and Staples Germany were accounted for under the equity method which resulted in Staples' share of losses from operations being included in equity in loss of affiliates. As of January 30, 1999, Staples UK and Staples Germany operated 48 and 25 stores, respectively.

   Income Taxes. Our provision for income taxes as a percentage of pre-tax income was 39.5% for the year ended January 30, 1999, compared to 32.8% for the year ended January 31, 1998 and 31.5% for the year ended February 1, 1997. On a pro forma basis, to reflect a provision for income taxes on previously untaxed earnings of Quill, our effective tax rate would have been 40.1%, 38.7% and 38.8% for the same periods. The increase in the pro forma tax rate in fiscal year 1998 was primarily due to non-deductible merger-related costs.

Liquidity and Capital Resources

   We have traditionally used a combination of cash generated from operations and debt or equity offerings to fund our expansion and acquisition activities. We have also utilized our revolving credit facility to support various growth initiatives.

   We opened 174 stores in the year ended January 30, 1999, 130 stores in the year ended January 31, 1998 and 115 stores in the year ended February 1, 1997. We closed three stores in the year ended January 30, 1999 and one store in each of the years ended January 31, 1998 and February 1, 1997. In addition, in the fiscal year ended January 31, 1998, 56 stores were added as a result of our acquisition of Staples UK and Staples Germany. We opened 47 stores during the three months ended May 1, 1999 and 41 stores during the three months ended May 2, 1998. During the three months ended May 2, 1998 one store was closed. To the extent that our store base matures and becomes more profitable, cash generated from store operations is expected to provide a greater portion of funds required for new store inventories and other working capital requirements. Sales generated by the contract stationer business segment are made under regular credit terms, which requires that we carry our own receivables from these sales. We also utilized capital equipment financings to fund current working capital requirements. During the year ended January 30, 1999, we paid in full mortgages of approximately $14 million on five distribution centers acquired from Quill.

   As of January 30, 1999, cash, cash equivalents, and short-term investments totaled $375,421,000, a decrease of $11,569,000 from the January 31, 1998 balance of $386,990,000. The principal sources of funds were primarily cash from operations, including an increase in accounts payable and accrued expenses of $363,988,000, which financed the increase in merchandise inventory of $211,052,000 related to new store openings, expanded product assortment and improvements in in-stock levels. These sources were partially offset by the acquisition of property and equipment of $322,308,000 and $48,102,000 of cash used in the acquisition of Quill.

   During the three months ended May 1, 1999, cash and cash equivalents decreased by $206,323,000. This decrease was primarily attributable to cash used in investing activities of $201,118,000, including $137,625,000 of cash used in the February 1999 acquisition of Claricom and the acquisition of property and equipment of $60,623,000, primarily for the 47 new stores opened. The decrease in cash was partially offset by cash provided by operating activities of $2,882,000, which included a decrease in merchandise inventories of $47,238,000 offset by an increase in accounts receivable of $100,995,000 and a decrease in accounts payable, accrued expenses and other current liabilities of $41,760,000. The cash used in financing activities of $8,570,000 was due to the purchase of treasury shares of $19,779,000 offset by the proceeds from capital stock sales from the exercise of employee stock options of $9,973,000.

   We expect to open approximately 120 stores during the last three quarters of fiscal 1999. We estimate that our cash requirements, including pre-opening expenses, leasehold improvements and fixtures, will be approximately $1,400,000 for each new store (excluding the cost of any acquisitions of lease rights). Accordingly, we expect to use approximately $168,000,000 for store openings during this period.

   We began a stock repurchase program during the quarter ended May 1, 1999 which is intended to provide shares for employee stock programs. We expect to repurchase approximately 6,000,000 shares annually and have authorized up to $200,000,000 to be used in fiscal 1999 for these repurchases. Through May 1, 1999, we repurchased 591,000 shares for approximately $19,800,000. In addition, we plan to continue to make investments in information systems, distribution centers and store remodels to improve operational efficiencies and customer service, and may expend additional funds to acquire businesses or lease rights from tenants occupying retail space that is suitable for a Staples store. We expect to meet these cash requirements through a combination of available cash, operating cash flow and borrowings from our existing revolving line of credit.

   We issued $200,000,000 of senior notes due 2007 on August 12, 1997 with an interest rate of 7.125% payable semi-annually on February 15 and August 15 of each year commencing on February 15, 1998. Net proceeds of approximately $198,000,000 from the sale of the senior notes were used for repayment of indebtedness under our revolving credit agreement and for general working capital purposes, including the financing of new store openings, distribution facilities and corporate offices.

   We also maintain a revolving credit facility, effective through November 2002, with a syndicate of banks which provides up to $350,000,000 of available borrowings. Borrowings made pursuant to this facility will bear interest at either the lead bank's prime rate, the federal funds rate plus 0.50%, the LIBOR rate plus a percentage spread based upon certain defined ratios, a competitive bid rate or a swing line loan rate. This agreement, among other conditions, contains certain restrictive covenants including net worth maintenance, minimum fixed charge interest coverage and limitations on indebtedness and sales of assets. As of May 1, 1999, no borrowings were outstanding under the revolving credit agreement. We also have available $35,000,000 in uncommitted, short-term bank credit lines, of which no borrowings were outstanding as of May 1, 1999. Staples UK has a $50,000,000 line of credit which had an outstanding balance of $32,936,000 at May 1, 1999 and Business Depot has a $16,545,000 line of credit with no outstanding balance at May 1, 1999. Total cash, short-term investments and available revolving credit amounts totaled $594,395,000 as of May 1, 1999.

   We expect that income from operations, together with our current cash and cash equivalents and funds available under our revolving credit facility will be sufficient to fund our planned store openings and other recurring operating cash needs for at least the next twelve to eighteen months. We continually evaluate financing possibilities, and we may seek to raise additional funds through any one or a combination of public or private debt or equity-related offerings, dependent upon market conditions, or through an additional commercial bank debt arrangement.

Inflation and Seasonality

   While inflation or deflation has not had, and we do not expect it to have, a material impact upon our operating results, there can be no assurance that our business will not be affected by inflation or deflation in the future. We believe that our business is somewhat seasonal, with sales and profitability slightly lower during the first and second quarters of our fiscal year.

Year 2000 Readiness Disclosure

   We have completed a comprehensive assessment of our internal computer systems and applications to identify those that might be affected by computer programs using two digits rather than four to define the applicable year. We refer to these potential problems as the Year 2000 issue. We used internal personnel as well as external contractors and consultants to identify those systems and applications which are affected by the Year 2000 issue. Those systems and applications identified as needing remediation are expected to be replaced or modified and tested for compliance. Remediation of the most critical information technology related systems and applications was completed on schedule, during the first quarter of 1999, and it is anticipated that testing will be completed by the end of the second quarter of 1999. These systems include merchandising/logistics, distribution, store point of sale, and corporate finance. The remediation of the less critical systems remains on schedule to be completed during the second quarter of 1999. These systems and applications include marketing systems and non-mission critical desktop applications. Testing of these less critical systems and applications is expected to be finished during the third quarter of 1999.

   We have also finished our assessment of non-information technology-related systems and applications and are continuing to assess the status of third parties with regard to Year 2000 compliance. The non-information technology-related systems and applications include telephone systems, store security systems, and electrical systems, among others. The remediation of these systems was completed during the first quarter of 1999 with testing scheduled to be finished by the end of the second quarter of 1999. We are also working with third parties, primarily major vendors but also customers, to assess their Year 2000 compliance. We have received responses from the majority of vendors, but not all vendors have assured us that they will be compliant in time. As a contingency, alternative lists of third party vendors have been created in case a critical third party does not achieve compliance. We have completed our enterprise-wide inventory review and a comprehensive risk assessment relative to vendor-provided products, devices and/or services. Due diligence and monitoring with respect to vendors with the greatest impact on us is scheduled to be performed on a continuous basis throughout 1999.

   We estimate that the total cost of Year 2000 compliance will be between $25 and $30 million, $20 million of which had been spent as of May 1, 1999. Most of the costs to be incurred are related to remediation and testing of software using outside contracted services. The costs of compliance have been included in our current 1999 information technology budgets. The inclusion of Year 2000 compliance costs has not caused any critical information technology projects to be delayed or eliminated.

   We are currently preparing a "what steps to follow" contingency plan in the event that an area of our operations is impacted by the Year 2000 issue. A formal plan will be adopted if it becomes more evident that there will be an area of non-compliance in our systems or at a critical third party. We are developing these procedures for all our sites, listing those to contact in the event a "Year 2000 suspected" issue is encountered. Although we expect to achieve Year 2000 compliance as scheduled, there are potential risks if we do not become, or are late in becoming, Year 2000 compliant. Such risks include impairing our ability to process and deliver customer orders and payments, procure saleable merchandise, and perform other critical business functions which could have a material impact on our financial performance. We have yet to make an analysis of the effect that an instance of critical non-compliance by Staples or a third party would have on revenues and expenses since a worst case scenario has not been identified. Further, there is also the risk that claims may be made against us in the event of our non-compliance or the non-compliance of the products and services that we sell. The costs of defending and settling such claims could have a material impact on our financial statements. Starting in May 1999, each of our points of customer contact (stores, call centers and customer service) had a "Year 2000 Preparedness Guide" for its customers so we can be proactive in assisting customers with vendor contacts to answer their Year 2000 questions.

   The information presented above is based on management's estimates, which were made using assumptions of future events. Uncontrollable factors such as the compliance of the systems of third parties and the availability of resources could materially increase the cost or delay the estimated date of Year 2000 compliance. All Year 2000 statements contained in this prospectus are designated as "Year 2000 Readiness Disclosures" pursuant to the Year 2000 Information and Readiness Disclosures Act (P.L. 105-271).

Euro Currency

   On January 1, 1999, participating member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency. The former currencies of the participating countries are scheduled to remain legal tender as denominations of the euro until January 1, 2002, when the euro will be adopted as the sole legal currency.

   We have evaluated the potential impact on our business, including the ability of our information systems to handle euro-denominated transactions and the impact on exchange costs and currency exchange rate risks. Based on the results of this evaluation, we do not expect the conversion to the euro to have a material impact on our operations or financial position.

Quantitative and Qualitative Disclosures about Market Risks

   We are exposed to market risk from changes in interest rates and foreign exchange rates. We do not use derivative instruments for trading purposes. We initiated a risk management control process to monitor the foreign exchange and interest rate risks. The risk management process uses analytical techniques including market value, sensitivity analysis, and value at risk estimates. We do not believe that the potential exposure is significant in light of the size of our company and our business. In addition, the foreign exchange rate can move in our favor. Recent experience has demonstrated that gains on some days are offset by losses on other days. Therefore, we do not expect to incur material losses.

   On May 11, 1999, we entered into an interest rate swap for an aggregate notional amount of $100,000,000 in order to minimize financing costs associated with our $200,000,000 of 7.125% senior notes due August 15, 2007. The swap agreements are scheduled to terminate on August 15, 2007. Under the interest rate swap agreements, we are entitled to receive semi-annual interest payments at a fixed rate of approximately 7.125% and are obligated to pay interest based on 30-day US non-financial commercial paper rates. The interest rate swap is being accounted for as a hedge and the differential to be paid or received on the interest rate swap agreements is accrued and recognized as an adjustment to interest rate expense over the life of the agreements. If Staples and the counterparty to the agreements terminate the swaps prior to their original maturity, any gain or loss upon termination will be amortized to interest expense over the remaining original life of the agreements.

   This risk management discussion, and the effects of changes in interest rates and foreign exchange rates, are forward-looking statements. Actual results in the future may differ materially from these projected results due to developments in the global financial markets. The analytical methods used by us to assess and mitigate risk discussed above should not be considered projections of future events or losses.

                                    BUSINESS

   Staples pioneered the office products superstore concept in 1985 and is a leading office products distributor with a total of 960 retail stores located in the United States, Canada, the United Kingdom and Germany as of May 1, 1999, in addition to a catalog business, electronic commerce and contract stationer operations.

Business Strategy

   We view the office products market as a large, diversified market for office supplies and equipment, business machines and computers, and various business services. Although there are no clear demarcations among segments, we target four principal end-user groups:

  . consumers and home offices;

  . small businesses and organizations with fewer than 50 office workers;

  . medium-size businesses and organizations with more than 50 office workers; and

  . large businesses with more than 1,000 office workers.

   Our ability to address all four major end-user groups increases and diversifies our available market opportunities, increases awareness of the Staples name among customers in all four end-user groups, who often shop across distribution channels, and allows us to enjoy a number of important economies of scale. These include increased buying power, enhanced efficiencies in distribution and advertising, and improved capacity to leverage certain general and administrative functions.

   We effectively reach different sectors of the office products market through different channels of distribution designed to be convenient to each targeted market sector. Our in-store operations seek to address the retail needs of customers, while our delivery operations focus on customers who desire delivery of their office products and other specialized services.

North American Superstores

   Staples' North American retail operations, consisting of 884 stores as of May 1, 1999, are our core business, generating a substantial majority of our sales and profits. Our retail operations focus on serving the needs of customers primarily in the consumer, home office and small business segments of the office products market.

   Superstores. Our North American superstores are located in 39 states, the District of Columbia and ten Canadian provinces in both major metropolitan markets and smaller outlying markets. Our current superstore prototype is approximately 24,000 square feet. Our strategy for our North American superstores focuses on four key objectives:

  . providing superior customer value through a combination of broad product selection, everyday low prices, outstanding customer service and convenient locations;

  . increasing our presence in targeted markets by adding new superstores and achieving economies of scale in most of the major markets where we compete;

  . reducing operating costs to the lowest level consistent with providing quality merchandise and service; and

  . offering a comfortable, easy-to-shop store environment with skilled sales associates available to assist the customer.

   Express Stores. In select urban markets, we operate a smaller store format, "Staples Express," which offers a more focused assortment of products. These smaller stores give us the opportunity to meet the office supply needs of customers in a store format that is efficient and economical in an urban environment. Staples Express stores range from approximately 6,000 to 10,000 square feet.

Delivery Operations

   Staples' delivery operations are comprised of three principal operations:

  . Our catalog businesses, operating under the names "Staples Direct" and "Quill Corporation";

  . Our contract stationer businesses, operating under the names "Staples
    National Advantage" and "Staples Business Advantage"; and

  . Our Internet electronic commerce business, operating under the name
    "Staples.com."

   Staples Direct. Operating since 1990, Staples Direct, our direct mail catalog business, reaches all targeted segments of the office products market seeking the convenience of telephone ordering and free next day delivery for orders over $50. Delivery orders are shipped from our delivery distribution centers and are distributed through dedicated delivery hubs. In some markets, we also deliver products directly from our retail stores. We market Staples Direct through both direct mail catalogs and a sales force primarily focused on generating new accounts. We also have Staples Direct catalog operations in Canada, the United Kingdom and Germany.

   Quill Corporation. Acquired in May 1998, Quill is a direct mail catalog business with a targeted approach to servicing the business product needs of more than 700,000 medium-sized businesses in the United States. Quill markets primarily through the distribution of catalogs designed to meet the needs of specific customer segments. The business offers outstanding customer service, a superior private label product and special services to attract and retain customers.

   Staples National Advantage and Staples Business Advantage. Staples' contract stationer operations focus primarily on serving the needs of medium- to large-size businesses that sometimes may seek more services than are provided by a traditional retail or mail order business, such as customized pricing, payment terms, usage reporting and the stocking of certain proprietary items. Our contract stationer business is divided into two segments. Staples National Advantage is a nationwide contract stationer business focused on selling to large multi-regional businesses. Staples Business Advantage focuses on selling to medium- and large-size regional companies and has the flexibility to handle smaller accounts. Staples initially established this business through acquisitions of regional contract stationers, and more recently has entered certain metropolitan markets through the expanded sales and distribution capabilities of Staples Business Advantage.

   Staples.com. Launched in November 1998, our Internet operation markets over 6,000 products through our web-based superstore and offers free delivery for orders over $50. Staples leverages existing resources wherever possible such as offline advertising, call centers, distribution centers and delivery hubs. Online marketing for Staples.com is currently done primarily through major relationships with leading Internet properties. Staples.com has many innovative features and offers functionality which allows Staples to better serve existing customers as well as attract a large number of new customers.

International

   We believe that foreign markets will provide additional growth opportunities. In 1991, we established our first international joint venture, "Business Depot", in Canada. Business Depot became a wholly-owned subsidiary of Staples in 1994 and operates 131 stores as part of Staples' North American superstores and delivery operations. Staples was also a partner in two overseas office products superstore joint ventures operating in the United Kingdom under the name "Staples UK" and in Germany under the name "Staples Der Buro Megamarkt," which we refer to in this prospectus as "Staples Germany." In May 1997, we increased our ownership interest in the Staples UK operations to 100% and in Staples Germany to approximately 92%. In

December 1998, we increased our ownership interest in Staples Germany to 100%. As of May 1, 1999, Staples UK operated 48 stores and Staples Germany operated 25 stores with delivery operations in both countries. Staples expanded the operations of Quill into Europe during the first quarter of 1999.

Strategic Initiatives

   We focus on numerous strategic priorities, with the objective of enhancing our position as a leading office products supplier:

   Profitably Increase Retail Sales Per Store. We are devoting significant resources and efforts to profitably increase our retail sales per store in both North America and Europe. These initiatives include:

  . expanding product selection across all key product categories;

  . enhancing business services;

  . improving in-stock positions in Europe;

  . improving customer service;

  . increasing staffing levels and personnel training;

  . expanding store size; and

  . improving shopability and signage.

   Another key element of this strategy is our ongoing store remodeling program and new store opening programs. In addition, during 1998 we committed to a plan to close and relocate stores which cannot be expanded and updated in order to improve customers shopability and improve market share.

   Continue Rapid Growth in Staples Delivery Operations. We are implementing a number of actions to profitably grow our delivery business. These actions include:

  . broadening the product offerings available for delivery;

  . offering specialized, more focused marketing;

  . expanding the distribution areas of catalogs;

  . providing open account invoicing to large accounts; and

  . increasing our multi-channel distribution capacity.

   We believe that our delivery operations are also benefiting from the increased marketing and advertising undertaken in connection with our store sales growth strategy.

   We also plan to focus on developing an electronic commerce business through Staples.com and to grow that business during fiscal 1999.

   Continue Store Growth and Strengthen Infrastructure. We are continuing our store growth program. In fiscal year 1998, Staples opened 158 new stores in North America and 16 new stores in Europe. In fiscal 1999, Staples intends to open approximately 150 stores in North America and 20 stores in Europe, of which 65 in North America and four in Europe are already open. Our store growth strategy follows a three-pronged approach of continuing the growth of our store network in existing markets, entering smaller markets within both existing and new geographic areas, and entering major new markets.

   We believe that our centralized distribution strategy facilitates our aggressive store growth by enabling us to operate smaller stores than would otherwise be required, thus reducing the cost of both opening and operating new stores, while providing the same or better product selection as a larger, competitive store. To support this commitment, we are taking steps to strengthen our infrastructure, including our distribution capabilities.

   Improve Productivity. We maintain our historical focus on being a low cost operator and believe that we have significant opportunities to reduce costs as a percentage of sales. We believe that our future expansion will enable us to leverage certain fixed costs in store operations, marketing, distribution and administration. We also seek to enhance productivity through improvements in operating practices.

   Improve Customer Service. We continue to increase staffing levels in stores and delivery operations and to make other investments to provide better customer service. In addition, we continue to drive a corporate-wide CARE program designed to empower associates to exceed customer expectations for service by providing "great service, every day, every way." We also focus on our "mystery shopper program" in which outside representatives evaluate customer service multiple times per year and have tied a portion of incentive compensation to achievement of customer satisfaction goals.

                                   MANAGEMENT

   The following table lists our executive officers and directors as of June 15, 1999:

                Name                                  Position
                ----                                  --------
 Thomas G. Stemberg...............  Chairman of the Board of Directors and
                                     Chief Executive Officer

 Ronald L. Sargent................  President and Chief Operating Officer

 John C. Bingleman................  President, Staples International

 David B. Crosier.................  Executive Vice President, Supply Chain
                                     Management

 Joseph G. Doody..................  President, Staples Contract & Commercial

 Richard R. Gentry................  Executive Vice President, Merchandising

 Edward C. Harsant................  President, The Business Depot

 Susan S. Hoyt....................  Executive Vice President, Human Resources

 Jeffrey L. Levitan...............  Senior Vice President, Strategy, New
                                     Business Development and Staples.com

 Jeanne B. Lewis..................  Executive Vice President, Marketing

 Brian T. Light...................  Senior Vice President and Chief Information
                                     Officer

 John J. Mahoney..................  Executive Vice President, Chief Financial
                                     Officer and Chief Administrative Officer

 Robert K. Mayerson...............  Senior Vice President, Corporate Controller
                                     and Chief Accounting Officer

 James C. Peters..................  President, U.S. Stores

 Jack A. VanWoerkom...............  Senior Vice President, General Counsel and
                                     Secretary

 Joseph S. Vassalluzzo............  President, Realty and Development

 Basil L. Anderson................  Director

 Mary Elizabeth Burton............  Director

 W. Lawrence Heisey...............  Director

 George J. Mitchell...............  Director

 James L. Moody, Jr. .............  Director

 Rowland T. Moriarty..............  Director

 Robert C. Nakasone...............  Director

 W. Mitt Romney...................  Director

 Martin Trust.....................  Director

 Paul F. Walsh....................  Director

 Margaret C. Whitman..............  Director

   Mr. Stemberg has served as Chairman of the Board of Directors and Chief Executive Officer of Staples since February 1988. Mr. Stemberg is also a Director of PETsMART, Inc.

   Mr. Sargent has served as President and Chief Operating Officer since November 1998. Prior to that he served in various capacities since joining Staples in 1989, including President, North American Operations from October 1997 to November 1998, President, Staples Contract & Commercial from June 1994 to October 1997, and Vice President, Staples Direct and Executive Vice President, Contract & Commercial from September 1991 until June 1994.

   Mr. Bingleman has served as President, Staples International since February 1997. Prior to that he was President, North American Superstores from August 1994 to February 1997. Mr. Bingleman was President of The Business Depot, Ltd. from its founding in 1990 until its acquisition by Staples in August 1994.

   Mr. Crosier has served as Executive Vice President, Supply Chain Management since June 1998. Prior to that he was Vice President, Logistics for A.W. Chesterton from April 1994 to May 1998. From December 1973 to March 1994, he was with Digital Equipment Corporation where he served in a variety of roles, most recently Group Business Manager.

   Mr. Doody has served as President, Staples Contract & Commercial since November 1998. Prior to joining Staples, Mr. Doody was Vice President of Sutherland Group, a call center outsourcing company, from January 1998 to November 1998. From January 1997 to September 1997, Mr. Doody served as President, North American Office Imaging of Danka, P.L.C. From December 1992 to December 1996, Mr. Doody was with Eastman Kodak Company, where he served as General Manager and Vice President Office Imaging.

   Mr. Gentry has served as Executive Vice President, Merchandising since February 1996. Prior to joining Staples, Mr. Gentry was with Lechmere, Inc. from 1987 to January 1996 where he served as Executive Vice President, Merchandising from 1993 to January 1996.

   Mr. Harsant has served as President, The Business Depot since January 1995. Prior to joining Staples, Mr. Harsant was with K-Mart Corp. where he served as Vice President, Merchandise from October 1991 to December 1994.

   Ms. Hoyt has served as Executive Vice President, Human Resources since July 1996. Prior to joining Staples, Ms. Hoyt was with Dayton Hudson Department Stores, a clothing retailer in Minneapolis, Minnesota, where she served as Executive Vice President of Store Operations from 1993 to 1996.

   Mr. Levitan has served as Senior Vice President, Strategy, New Business Development and Staples.com since November 1998. Prior to that he served as Senior Vice President, Strategic Planning and Business Development from August 1996 to November 1998. From 1988 to 1996, he was with The Boston Consulting Group where he served as a strategic management consultant.

   Ms. Lewis has served as Executive Vice President, Marketing since November 1998. Prior to that she served in various capacities since joining Staples in April 1993, including Senior Vice President, Marketing from February 1998 to November 1998, Senior Vice President, Marketing and Small Business from April 1997 to February 1998, Vice President/Divisional Merchandise Manager from 1996 to April 1997, Director of Operations and Director of Sales and Marketing from 1994 to 1996 and Marketing Manager from 1993 to 1994.

   Mr. Light has served as Senior Vice President and Chief Information Officer since February 1998. From 1986 to January 1998, he was an associate partner at Andersen Consulting where he served as a business and technology consultant.

   Mr. Mahoney has served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer since October 1997. Prior to that he was Executive Vice President and Chief Financial Officer from September 1996 to October 1997. From June 1996 to August 1996, Mr. Mahoney was Executive Vice President and Chief Financial Officer at Hill, Holliday, Connors, Cosmopulos, an advertising agency. Prior to joining Hill, Holliday, Mr. Mahoney was a partner with Ernst & Young LLP, where he served in various capacities in its accounting and auditing groups from 1975 to June 1996.

   Mr. Mayerson has served as Senior Vice President and Corporate Controller since September 1997. He joined Staples in August 1993 and from that time until April 1995, he served as Vice President and Treasurer. Thereafter, from April 1995 to September 1997, he served as Senior Vice President and Treasurer.

   Mr. Peters has served as President, U.S. Stores since March 1988. Previously he served as Executive Vice President, U.S. Stores from September 1997 to March 1998. Prior to joining Staples, Mr. Peters was with Office Depot, Inc. where he served as Senior Vice President, Western Division from 1993 to September 1997.

   Mr. VanWoerkom has served as Senior Vice President, General Counsel and Secretary since March 1999. Prior to that he served as General Counsel of Teradyne, Inc. from January 1998 to March 1999. From 1994 to June 1997, Mr. VanWoerkom was Chief Legal Counsel, Vice President of Development and Managing Director of Europe for A.W. Chesterton.

   Mr. Vassalluzzo has served as President, Realty and Development since October 1997. Prior to that he served in various capacities since joining Staples in September 1989, including President, Staples Realty from September 1996 to October 1997, Executive Vice President, Growth and Development from November 1993 to September 1996 and Executive Vice President, Growth and Support Services from April 1993 until November 1993.

   Mr. Anderson has served as Executive Vice President, Finance and Chief Financial Officer of Campbell Soup Company, a food products manufacturer since April 1996. Prior to joining Campbell Soup, Mr. Anderson was with Scott Paper Company where he served in a variety of capacities beginning in 1975, including Vice President and Chief Financial Officer from February 1993 to December 1995.

   Ms. Burton has served as Chief Executive Officer of BB Capital, Inc., an investment company, since July 1992. Ms. Burton was Chief Executive Officer of the Cosmetic Center, a chain of 250 specialty retail stores, from June 1998 to April 1999. Ms. Burton was Chairman and Chief Executive Officer of Supertans, Inc., a chain of tanning salons. She is also a Director of Gantos, Inc.

   Mr. Heisey has served as Chairman, Emeritus of Harlequin Enterprises, Ltd. of Toronto, Canada, a publishing company, since July 1990. Mr. Heisey was a Director of The Business Depot, Ltd. prior to its acquisition by Staples in August 1994.

   Mr. Mitchell has served as Special Counsel at Verner, Liipfert, Bernhard, McPherson and Hand, Chartered since 1995. Appointed to the United States Senate in 1980, Senator Mitchell served until he left the Senate in 1995 as Majority Leader, a position he had held since January 1989. Senator Mitchell is also a Director of The Walt Disney Company, Xerox Corporation, FDX Corporation, UNUM Corporation, KTI, Inc., Starwood Hotels and Resorts and Unilever.

   Mr. Moody served as Chairman of the Board of Hannaford Bros. Co., a food retailer, from May 1984 until his retirement in May 1997. Mr. Moody is a Director of UNUM Corporation, IDEXX Laboratories, Inc., Penobscot Shoe Co., and Empire Company Limited, a publicly traded Canadian company. He is also a Trustee of Colonial Group mutual funds.

   Mr. Moriarty has served as Chairman and Chief Executive Officer of Cubex Corporation, a consulting company, since 1981. Mr. Moriarty was a professor at Harvard Business School from September 1982 to September 1992. He is also a Director of Trammel Crow Company and Charles River Associates, Inc.

   Mr. Nakasone has served as Chief Executive Officer of Toys "R" Us, Inc., a retail store chain, since February 1998. Previously, Mr. Nakasone served in other positions with that company including President and Chief Operating Officer from January 1994 to February 1998 and Vice Chairman and President of Worldwide Toy Stores from January 1989 to January 1994. Mr. Nakasone is also a Director of Toys "R" Us.

   Mr. Romney has served as President and Chief Executive Officer of the Salt Lake Olympic Committee since February 1999. He has also been Chief Executive Officer of Bain Capital, Inc., a firm that manages venture capital funds, since May 1992. Mr. Romney has been a general partner and the managing partner of each of Bain Capital Partners and Bain Venture Capital, both general partners of venture capital limited partnerships, since September 1984 and October 1987, respectively. He served as Chief Executive Officer of Bain & Company, Inc., a management consulting firm, from 1991 to 1993 and now serves as a Director of that firm. Mr. Romney is also a Director of Marriott International, Inc. and The Sports Authority, Inc.

   Mr. Trust has served as President and Chief Executive Officer of Mast Industries, Inc., a contract manufacturer, importer and wholesaler of women's apparel and wholly-owned subsidiary of The Limited, Inc., since 1970. Mr. Trust is also a Director of The Limited, Inc.

   Mr. Walsh has served as Chairman and Chief Executive Officer of MaineStay Holdings, a private equity investment firm, since September 1998. In January 1999, MaineStay Holdings formed a partnership with Berkshire Partners and BancBoston Capital, two equity investment firms, resulting in the creation of iDEAL Partners, of which Mr. Walsh serves as Chairman and Chief Executive Officer. From February 1995 to September 1998, Mr. Walsh was President and Chief Executive Officer of Wright Express Corporation, an information and financial services company. From January 1990 to February 1995, Mr. Walsh was Chairman of BancOne Investors Services Corporation, a financial services company. He is also a Director of Intelligent Controls, Inc.

   Ms. Whitman has served as President and Chief Executive Office of eBay, Inc., an on-line auction company, since February 1998 and as a director since March 1998. From January 1997 to February 1998, Ms. Whitman was General Manager of the Preschool Division of Hasbro, Inc. From February 1995 to December 1996, Ms. Whitman was employed by FTD, Inc., most recently as President, Chief Executive Officer and a Director. From October 1992 to February 1995, Ms. Whitman was employed by The Stride Rite Corporation, in various capacities, including President, Stride Rite Children's Group and Executive Vice President, Product Development, Marketing & Merchandising, Keds Division.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   We issued the shares of common stock that this prospectus covers in a private placement in connection with our acquisition of Quill Corporation in May 1998 and agreed to register the shares. The following table sets forth information regarding beneficial ownership of our common stock as of June 15, 1999 by:

  . each person we know who beneficially owns more than 5% of the outstanding shares of our common stock;

  . each of our directors;

  . each of our five most highly compensated executive officers in fiscal
    1998;

  . our directors and executive officers as of June 15, 1999 as a group; and

  . each of the selling stockholders.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options that are exercisable within 60 days after June 15, 1999 are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

                            Shares of Common                    Shares of Common
                           Stock Beneficially                      Stock to be
                               Owned Prior        Number of    Beneficially Owned
                            to Offering(1)(2)     Shares of   After Offering(1)(2)
                          --------------------- Common Stock  ---------------------
Name of Beneficial Owner    Number   Percentage Being Offered   Number   Percentage
------------------------  ---------- ---------- ------------- ---------- ----------
5% Stockholders
FMR Corp.(3)............  36,629,910     7.9%          0      36,629,910     7.9%
 82 Devonshire Street
 Boston, MA 02109
Directors and Executive
 Officers
Thomas G. Stemberg(4)...   4,812,254    1.03%          0       4,812,254    1.03%
Martin Trust(5).........   3,566,427       *           0       3,566,427       *
Robert C. Nakasone......     490,086       *           0         490,086       *
Rowland T. Moriarty(6)..     380,882       *           0         380,882       *
Mary Elizabeth Burton...     183,062       *           0         183,062       *
Paul F. Walsh...........     106,235       *           0         106,235       *
James L. Moody, Jr......      63,656       *           0          63,656       *
W. Lawrence Heisey......      59,312       *           0          59,312       *
W. Mitt Romney..........      53,782       *           0          53,782       *
Basil L. Anderson.......      22,450       *           0          22,450       *
Margaret C. Whitman.....      13,941       *           0          13,941       *
George J. Mitchell......         400       *           0             400       *
John C. Bingleman.......   1,096,970       *           0       1,096,970       *
John J. Mahoney.........     181,554       *           0         181,554       *
Ronald L. Sargent.......     598,030       *           0         598,030       *
Joseph S. Vassalluzzo...   1,356,913       *           0       1,356,913       *
All directors and execu-
 tive officers
 as of June 15, 1999 as
 a group
 (27 persons)...........  13,918,493    2.96%          0      13,918,493    2.96%

                            Shares of Common                        Shares of Common
                           Stock Beneficially                         Stock to be
                              Owned Prior             Number of    Beneficially Owned
                           to Offering(1)(2)          Shares of   After Offering(1)(2)
                          ------------------------- Common Stock  --------------------
Name of Beneficial Owner   Number        Percentage Being Offered  Number   Percentage
------------------------  ---------      ---------- ------------- --------- ----------
Selling stockholders
Jack Miller.............  4,190,968 (7)       *       2,497,169   1,693,799      *
Harvey L. Miller........  3,970,113 (8)       *       2,365,574   1,604,539      *
Judith N. Bernstein.....  2,125,981 (9)       *       1,913,383     212,598      *
Lori S. Khanuk..........  1,784,529 (10)      *       1,427,623     356,906      *
Steven N. Miller........  1,784,528 (11)      *       1,695,302      89,226      *
Ronald J. Miller........    582,904 (12)      *         514,614      68,290      *
Sharon A. Ring..........    806,406 (13)      *         593,808     212,598      *
New Visions Foundation
 .......................    100,000 (14)      *         100,000           0      *

--------
  * Less than 1%

 (1) If the U.S. Underwriters' over-allotment option is exercised in full, the following stockholders will sell the number of additional shares of common stock indicated below and, after that sale, will beneficially own the number of shares of common stock, that is set forth below:

                                                               Shares of Common
                                                                 Stock to be
                                                Additional    Beneficially Owned
                                             Number of Shares   After Offering
                                             of Common Stock  ------------------
       Name                                   Being Offered   Number  Percentage
       ----                                  ---------------- ------- ----------
    Jack Miller.............................     855,605      838,194      *
    Harvey L. Miller........................     810,516      794,023      *

   --------
   *Less than 1%

 (2) The number of shares indicated includes the following shares of common stock issuable under stock options that are exercisable within 60 days after June 15, 1999: Mr. Stemberg, 2,080,544; Mr. Trust, 168,863; Mr.
     Nakasone, 83,908; Mr. Moriarty, 140,387; Ms. Burton, 181,062; Mr. Walsh, 83,435; Mr. Moody, 34,501; Mr. Heisey, 46,323; Mr. Romney, 10,525; Mr.
     Anderson, 6,750; Mr. Bingleman, 810,842; Mr. Sargent, 460,313; Mr. Vassalluzzo, 1,165,372; all directors and executive officers as of June 15, 1999 as a group, 5,977,719.

 (3) Based on a Schedule 13G filed with the Securities and Exchange Commission as of January 7, 1999.

 (4) Includes 5,692 shares owned by Mr. Stemberg's wife and includes 254,046 shares owned by Thomas G. Stemberg 1998 Trust.

 (5) Includes 3,264,594 shares owned by Trust Investments, Inc., with which Mr. Trust is affiliated. Mr. Trust has shared investment and voting control of these shares. Also includes 17,083 shares held by Mr. Trust's wife.

 (6) Includes 39,480 shares held by trusts for the benefit of Mr. Moriarty's children. Mr. Moriarty is not a trustee of the trusts for the benefit of his children.

 (7) Consists of shares of common stock held by trusts for the benefit of Mr. Jack Miller. Mr. Miller serves as President and Chief Executive Officer of Quill.

 (8) Consists of shares of common stock held by trusts for the benefit of Mr. Harvey L. Miller.

 (9) Includes 2,029,204 shares of common stock held by trusts for the benefit of Ms. Judith N. Bernstein.

(10) Includes 1,687,752 shares of common stock held by trusts for the benefit of Ms. Lori S. Khanuk, as to which she and Harvey L. Miller's spouse share investment and voting power.

(11) Includes 1,687,751 shares of common stock held by trusts for the benefit of Mr. Steven N. Miller, as to which he and Harvey L. Miller's spouse share investment and voting power.

(12) Consists of shares of common stock held by trusts for the benefit of Mr. Ronald J. Miller, as to which he and Harvey L. Miller's spouse share investment and voting power. Excludes 100,000 shares of common stock held by the New Visions Foundation, as to which Mr. Ronald J. Miller disclaims beneficial ownership.

(13) Includes 1,379,205 shares of common stock held by trusts for the benefit of Ms. Sharon A. Ring.

(14) New Visions Foundation is a charitable foundation for which Ronald J. Miller serves as director and the President. Mr. Miller disclaims beneficial ownership of all shares of common stock held by the Foundation.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 1,500,000,000 shares of common stock, $.0006 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share, of which 1,000,000 shares have been designated Series A junior participating preferred stock. As of June 15, 1999, there were 463,817,418 shares of common stock issued and outstanding and no shares of preferred stock outstanding.

   The following summary of certain provisions of our securities and various provisions of our certificate of incorporation and our bylaws is not intended to be complete and is qualified by reference to the provisions of applicable law and to our certificate of incorporation and bylaws.

Common Stock

   Holders of common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to share ratably in all assets of Staples which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

   Preferred stock may be issued from time to time in one or more series and the Staples board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the Staples board to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of Staples common stock and make it more difficult for a third party to gain control of Staples. There are no outstanding shares of preferred stock and, other than the Series A junior participating preferred stock discussed below, no designated series of preferred stock.

Rights Plan

   In February 1994, Staples adopted the Staples Rights Plan. Under the Rights Plan, preferred stock purchase rights were distributed as a dividend, adjusted for subsequent stock splits, at the rate of 32/243rds of a right for each share of Staples common stock outstanding. The rights will expire on February 15, 2004, unless the rights are redeemed or exchanged before that time. Each right entitles the holder to purchase one one-hundredth of a share of Series A junior participating preferred stock of Staples at an exercise price of $130 per right, subject to adjustment.

   The rights will be exercisable only if a person or group has acquired beneficial ownership of 20% or more of the outstanding shares of Staples common stock or announces a tender or exchange offer that would result in such person or group owning 30% or more of the outstanding shares of Staples common stock. Such percentages may, in the board's discretion, be lowered, although in no event below 10%. If any person becomes the beneficial owner of 25% or more of the shares of Staples common stock, except pursuant to a tender or exchange offer for all shares at a fair price as determined by the outside members of the Staples board, or if a 20% or more stockholder constitutes or merges into or engages in certain self dealing transactions with Staples, or if there occurs any reclassification, merger or other transaction or transactions which increases by more than 1% the proportionate share of the outstanding Staples common stock held by a 20% or more stockholder, each right not owned by a 20% or more stockholder will enable its holder to purchase that number of shares of the Staples common stock which equals the exercise price of the right dividend by one-half of the current market price of the Staples common stock at the date of the occurrence of the event. In addition, if Staples is involved in a merger or other business combination transaction with another person or group in which it is not the surviving corporation or in connection with which the Staples common stock is changed or converted, or it sells or transfers 50% or more of its assets or earning power to another person, each right that has not previously been exercised will entitle its holder to purchase that number of shares of common stock of such other person which equals the exercise price of the right divided by one-half of the current market price of such common stock at the date of the occurrence of the event. Staples will generally be entitled to redeem the rights at $.02 per right at any time until the tenth day following public announcement that a 20% stock position has been acquired and in certain other circumstances.

   Because of the nature of the dividend, liquidation and voting rights of the Series A junior participating preferred stock, the value of the fraction of a share of Series A junior participating preferred stock purchasable upon exercise of the 32/243rds of a right associated with each share of common stock should approximate the value of one share of common stock.

   The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire Staples on terms not approved by the board of directors of Staples, except under the terms of an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the Staples board since the rights may be redeemed by Staples at $.02 per right prior to the tenth day after the public announcement by a person or group of the acquisition of 20% or more of the outstanding shares of common stock.

Delaware Law and Certain Charter Provisions

   Staples is subject to the provisions of Section 203 of the General Corporation Law of Delaware, an anti-takeover law. In general, Section 203 prevents an "interested stockholder" of a corporation from engaging in any "business combination" with the corporation for a period of three years following the date on which such interested stockholder became an interested stockholder, unless:

  . before the person became an interested stockholder, the board of directors of the corporation approved either the business combination in question or the transaction which resulted in the interested stockholder becoming an interested stockholder;

  . upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares held by directors who are also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . following the transaction which resulted in the interested stockholder becoming an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

   A "business combination" includes, mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

   Staples' certificate of incorporation requires that holders of two-thirds of Staples' issued and outstanding stock entitled to vote approve any merger, consolidation, dissolution or sale of all or substantially all of the assets of Staples.

   The Staples board of directors is divided into three classes of approximately equal size, one of which class is elected each year. Staples' certificate of incorporation also requires all stockholder action to occur at a meeting and prohibits stockholder action by written consent. Staples' bylaws provide that special meetings of stockholders may be called only by the Chairman of Staples' board of directors or the President of Staples.

Limitation of Liability and Indemnification

   Our certificate of incorporation and bylaws include provisions to

  . eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty as directors to the fullest extent permitted by the General Corporation Law of Delaware, and

  . indemnify its directors and officers to the fullest extent permitted by the General Corporation Law of Delaware, including under circumstances in which indemnification is otherwise discretionary.

   We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent

   The transfer agent for our common stock is BankBoston, N.A.

                           UNITED STATES FEDERAL TAX
                  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

   The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders. A "Non-U.S. Holder" is a person other than:

  . an individual who is a citizen or resident of the United States,

  . a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or any other entity treated as a U.S. corporation or partnership for U.S. federal income tax purposes,

  . an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source, and

  . a trust subject to the primary supervision of a court within the United
    States and the control of one or more U.S. persons.

   Generally, an individual may be deemed to be a resident alien, instead of a non-resident alien in any calendar year, by being present in the United States for at least 31 days in the calendar year and for a total of at least 183 days during a three-year period ending in the current calendar year--counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Resident aliens are subject to U.S. income tax as if they were U.S. citizens.

   This discussion does not consider:

  . U.S. state and local or non-U.S. tax consequences,

  . the tax consequences to Non-U.S. Holders who do not hold our comon stock as a capital asset,

  . facts and circumstances that may be relevant to a particular Non-U.S.
    Holder, including, if it is a partnership, the consequences of some determinations being made at the partner level,

  . the tax consequences to a Non-U.S. Holder's shareholders, partners or beneficiaries,

  . special tax rules that may apply to a Non-U.S. Holder that is, for example, a bank, an insurance company, a dealer in securities, a trader in securities that elects mark-to-market accounting treatment, a financial institution or a tax-exempt entity, or

  . special tax rules that may apply when our common stock is held as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction.

   The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which may change retroactively or prospectively. The following summary is for general information and does not contain all of the information that may be important to you. If you are a Non-U.S. Holder, you should consult a tax advisor on the U.S. federal tax consequences of holding and disposing of our common stock, as well as any tax consequences under the laws of any U.S. state or local or non-U.S. taxing jurisdiction.

Dividends

   Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a rate of 30% or at a lower rate under an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors on their eligibility for benefits under a relevant income tax treaty.

   Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the U.S. generally are subject to U.S. federal income tax on a net income basis at regular graduated rates, but generally are not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate IRS form with the payer. A Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional "branch profits tax" on U.S. trade or business income at a rate of 30% or at a lower rate under an applicable income tax treaty.

   Dividends paid on or before December 31, 2000 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of an income tax treaty rate. For dividends paid on or after January 1, 2001:

  . a Non-U.S. Holder of common stock that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements,

  . in the case of common stock held by a foreign partnership, the certification requirement generally will be applied to the partners of the partnership, and the partnership may be required to provide a U.S. taxpayer identification number and other information, and

  . look-through rules will apply to tiered partnerships.

   A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Disposition of Common Stock

   A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock unless:

  . the gain is U.S. trade or business income, in which case the holder will be taxed on the net gain derived from the sale at applicable U.S. tax rates and the branch profits tax may also apply to a corporate Non-U.S. Holder,

  . the Non-U.S. Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements, in which case, the holder generally will be subject to a flat 30% tax on the net gain from the sale, which gain may be offset by U.S. capital losses recognized in the same year,

  . the Non-U.S. Holder is subject to tax under provisions of U.S. tax law applicable to specific U.S. expatriates, or

  . Staples is or has been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for our common stock.

   The tax relating to stock in a "U.S. real property holding corporation" does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Staples believes that it is not, and is not likely to become, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal Estate Taxes

   Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death, or common stock of which the Non-U.S. Holder made certain lifetime transfers, will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

   Staples must report annually to the IRS and to each Non-U.S. Holder the amount of the dividends paid to that holder and any tax withheld with respect to those dividends, as well as the name and address of the holder. The information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting those dividends and withholding may also be made available, under an applicable income tax treaty or agreement, to the tax authorities in the Non-U.S. Holder's country of residence.

   Under specific circumstances, the IRS requires additional information reporting and backup withholding at a rate of 31% on specific payments with respect to common stock. Under currently applicable law, Non-U.S. Holders of common stock generally will be exempt from such additional information reporting and backup withholding on dividends paid on or before December 31, 2000 to an address outside the U.S. For dividends paid on or after January 1, 2001, however, a Non-U.S. Holder of common stock that fails to certify its Non-U.S. Holder status under applicable Treasury regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

   The payment of the proceeds of the disposition of common stock by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of common stock by or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker has particular U.S. relationships that make it a "U.S. related person." In the case of the payment of proceeds from disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person," information reporting, but not backup withholding, on the payment applies unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and that specific conditions are met or that the holder otherwise is entitled to an exemption. For this purpose, a "U.S. related person" is:

  . a "controlled foreign corporation" for U.S. federal income tax purposes,

  . a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for that part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or

  . effective on or after January 1, 2001, a foreign partnership (A) at least
    50% of the capital or profits interest in which is owned by U.S. persons, or (B) that is engaged in a U.S. trade or business.

   Effective on or after January 1, 2001, backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person. Non-U.S. Holders should consult their own tax advisors on the application of information withholding and backup withholding to them.

   Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be refunded or credited against the holder's U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

                                  UNDERWRITERS

   We intend to offer our common stock in the United States through a number of U.S. underwriters as well as elsewhere through international managers. Under the terms and subject to the conditions of the underwriting agreement dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited and Goldman Sachs International are acting as international representatives, have severally agreed to purchase, and the selling stockholders have severally agreed to sell to them, the respective number of shares of our common stock set forth opposite the names of the underwriters below:

                                                                          Number
                                                                            of
   Name                                                                   Shares
   ----                                                                   ------
   U.S. underwriters:
     Morgan Stanley & Co. Incorporated...................................
     Goldman, Sachs & Co. ...............................................
                                                                           ----
       Subtotal..........................................................
                                                                           ----
   International underwriters:
     Morgan Stanley & Co. International Limited..........................
     Goldman Sachs International.........................................
                                                                           ----
       Subtotal..........................................................
                                                                           ----
       Total.............................................................
                                                                           ====

   The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the underwriters and the representatives, respectively. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered hereby are subject to the approval of specific legal matters by their counsel and to other conditions. The underwriters are obligated to purchase all of the offered shares of our common stock except those covered by the U.S. underwriters' over-allotment option described below if any are purchased.

   In the agreement between U.S. and international underwriters, each U.S. underwriter has represented and agreed that, with specific exceptions:

  . it is not purchasing any shares for the account of anyone other than a U.S. or Canadian person, and

  . it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares outside the United States or Canada or to anyone other than a U.S. or Canadian person.

   In the agreement between U.S. and international underwriters, each international underwriter has represented and agreed that, with specific exceptions:

  . it is not purchasing any shares for the account of any U.S. or Canadian person, and

  . it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or Canada or to any U.S. or Canadian person.

   For any underwriter that is both a U.S. underwriter and an international underwriter, these representations and agreements made by it in its capacity as a U.S. underwriter apply only to it in its capacity as a U.S. underwriter and those made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter. The limitations described above do not apply to stabilization transactions or to other transactions specified in the agreement between U.S. and international underwriters. As used in this prospectus, U.S. or Canadian person means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any of their political subdivisions, other than a branch located outside the United States and Canada of any U.S. or Canadian person. U.S. or Canadian person includes any U.S. or Canadian branch of a person who is otherwise not a U.S. or Canadian person. All shares of common stock to be purchased by the underwriters under the underwriting agreement are referred to as shares.

   In the agreement between U.S. and international underwriters, sales of shares may be made between the U.S. underwriters and international underwriters. The price of any shares so sold will be the public offering price set forth on the cover page of this prospectus, in U.S. dollars, less an amount
not greater than $       per share.

   In the agreement between U.S. and international underwriters, each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws of Canada. Each U.S. underwriter has represented that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made. Each U.S. underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing the shares, the dealer agrees that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made. Each dealer will deliver to any other dealer to whom it sells any of the shares a notice containing substantially the same Canadian selling restrictions.

   In the agreement between U.S. and international underwriters, each international underwriter has represented and agreed that:

  . it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the international underwriters, will not offer or sell, any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the public offers of Securities Regulations 1995,

  . it has complied and will comply with all applicable provisions of the Financial Services Act 1986, and

  . it has and will distribute any document relating to the shares in the United Kingdom only to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom the document may otherwise lawfully be distributed.

   In the agreement between U.S. and international underwriters, each international underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell in Japan or to or for the account of any resident of Japan, any of the shares. This limitation does not apply to Japanese international underwriters or dealers and offers or sales pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each international underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating that, by purchasing the shares, the dealer agrees that any offer or sale of the shares in Japan will be made only to Japanese international underwriters or dealers or under an exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each dealer will send to any other dealer to whom it sells any of the shares a notice containing substantially the same Japanese selling restrictions.

   The underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may also offer the shares to securities
dealers at a price that represents a concession not in excess of $       per
share under the public offering price. Any underwriter may allow and dealers
may reallow, a concession not in excess of $       per share to other
underwriters or to securities dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be changed by the representatives.

   Some of the selling stockholders have granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus to purchase up to an aggregate of 1,666,121 additional shares at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The U.S. underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered pursuant to this prospectus. To the extent this option is exercised, each U.S. underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of additional shares as the number set forth next to the U.S. underwriter's name in the preceding table bears to the total number of shares set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to the public for this offering
would be $      , the total underwriters' discounts and commissions would be
$       and total proceeds to the selling stockholders would be $      .

   The underwriters have agreed to reimburse Staples for certain expenses payable by it in connection with the offering.

   Each of Staples, the selling stockholders and our directors and executive officers, has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any transaction described above is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

   The restrictions described in the previous paragraph do not apply to:

  . the sale of the shares to the underwriters,

  . the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing,

  . issuances pursuant to our employee stock purchase plan or the issuance by us of options or warrants to our employees or directors pursuant to our stock-based incentive compensation plans existing on the date of this prospectus which are not exercisable within the 90 day period,

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering, and

  . the issuance by us of shares of common stock under our 401(k) plan and deferred compensation plan,

   The common stock is quoted on the Nasdaq National Market under the symbol "SPLS."

   In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock. Specifically, the underwriters may agree to sell or allot more shares than the 11,107,473 shares of our common stock which the selling stockholders have agreed to sell to them. This over-allotment would create a short position in our common stock for the underwriters' account. To cover any over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters have reserved the right to reclaim selling concessions in order to encourage underwriters and dealers to distribute the common stock for investment, rather than for short-term profit taking. Increasing the proportion of the offering held for investment may reduce the supply of common stock available for short-term trading. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   We, the selling stockholders and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act.

   From time to time, some of the underwriters and their affiliates have provided, and continue to provide, investment banking services to us.

                                 LEGAL MATTERS

   The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the selling stockholders by Neal, Gerber & Eisenberg, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 30, 1999, as set forth in their report, which is incorporated by reference in this prospectus and registration statement. As to the years 1997 and 1996, Ernst & Young LLP's report is based in part on the reports of Kupferberg, Goldberg & Neimark, LLC, independent auditors. These financial statements are incorporated by reference in reliance upon the reports of Ernst & Young LLP and Kupferberg, Goldberg & Neimark, LLC, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov. In addition, these materials may be read at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding Staples and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from its Internet site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all the shares covered by this prospectus.

     (1) Our Annual Report on Form 10-K for the fiscal year ended January 30, 1999;

     (2) Our Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999;

     (3) Our Current Report on Form 8-K filed on February 9, 1999;

     (4) All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

     (5) The description of our common stock contained in our Registration Statement on Form 8-A dated April 7, 1989.

You may request a copy of these documents, which will be provided at no cost, by contacting: Staples, Inc., 500 Staples Drive, Framingham, Massachusetts 01702, Attention: Investor Relations; Telephone (508) 253-5000.

                                 [STAPLES LOGO]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these + +securities in any jurisdiction where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
[Alternate International Cover]
PROSPECTUS (Subject to Completion)
Issued June 25, 1999

                               11,107,473 Shares

                                 STAPLES, INC.

                                  COMMON STOCK

                                  -----------

The selling stockholders identified in this prospectus are offering all of the shares. We will not receive any proceeds from the sale of the shares.

Our common stock is traded on the Nasdaq National Market under the symbol "SPLS." On June 24, 1999, the closing sale price of the common stock on Nasdaq was $27 13/16 per share.

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

                                  -----------

                               PRICE $     A SHARE

                                  -----------

                                               Price  Underwriting  Proceeds to
                                                 to   Discounts and   Selling
                                               Public  Commissions  Stockholders
                                               ------ ------------- ------------
Per Share.....................................  $          $            $
Total......................................... $          $            $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders identified in this prospectus have granted the underwriters the right to purchase up to an additional 1,666,121 shares to cover over-allotments. The underwriters expect to deliver the shares to
purchasers on           , 1999.

                                  -----------

                          Joint Book-Running Managers

MORGAN STANLEY DEAN WITTER                           GOLDMAN SACHS INTERNATIONAL

    , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby. The fees and expenses of legal counsel for the selling stockholders, which will be borne by the selling stockholders. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

   Filing Fee--Securities and Exchange Commission..................... $ 99,985
   Blue Sky Fees...................................................... $  5,000
   Legal fees and expenses of Staples................................. $ 60,000
   Accounting fees and expenses....................................... $ 20,000
   Printing........................................................... $100,000
   Miscellaneous expenses............................................. $ 15,015
                                                                       --------
     Total Expenses................................................... $300,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   Except as hereinafter set forth, there is no provision of Staples' Certificate of Incorporation, or any contract, arrangement or statute under which any director or officer of Staples is insured or indemnified in any manner against any liability that he may incur in his capacity as such.

   Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful, provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances. Staples' Certificate of Incorporation provides that Staples shall indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

   Staples' Certificate of Incorporation also provides that no director shall be liable to Staples or its stockholders for monetary damages for breach of his fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Staples or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction in which the director derived an improper personal benefit.

   The By-laws of Staples contain provisions to the effect that each director, officer and employee of Staples shall be indemnified by Staples against liabilities and expenses in connection with any legal proceedings to which he may be made a party or with which he may become involved or threatened by reason of having been an officer, director or employee of Staples or of any other organization at the request of Staples. The provisions include indemnification with respect to matters covered by a settlement. Any such indemnification shall be made only if the Board determines by a majority vote of a quorum consisting of disinterested directors (or, if such quorum is not obtainable, or if the Board of Directors directs, by independent legal counsel) or by stockholders, that indemnification is proper in the circumstances because the person seeking indemnification has met the applicable standards of conduct. It must be determined that the director, officer or employee acted in good faith with the reasonable belief that his action was in or not opposed to the best interests of Staples, and, with respect to any criminal action or proceeding, that he had no reasonable cause to believe his conduct was unlawful.

   Staples maintains directors and officers liability insurance for the benefit of its directors and certain of its officers.

   The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of Staples against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

Item 16. Exhibits

   Exhibit
   Number                             Description
   -------                            -----------
    1.1*   Underwriting Agreement

    5.1    Opinion of Hale and Dorr LLP

   23.1    Consent of Ernst & Young LLP

   23.2    Consent of Kupferberg, Goldberg & Neimark, LLC

           Consent of Hale and Dorr LLP (Included in Exhibit 5.1 filed
   23.3    herewith)

   24.1    Power of Attorney (See page II-4 of this Registration Statement)

--------
* To be filed by amendment.

Item 17. Undertakings.

   Item 512(b) of Regulation S-K. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

   Item 512(h) of Regulation S-K. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   Item 512(i) of Regulation S-K. The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Framingham, Commonwealth of Massachusetts, on June 24, 1999.

                                          STAPLES, INC.

                                                   /s/ Thomas G. Stemberg
                                          By: _________________________________
                                                     Thomas G. Stemberg
                                                Chief Executive Officer and
                                                  Chairman of the Board of
                                                         Directors

                        SIGNATURES AND POWER OF ATTORNEY

   We, the undersigned officers and directors of Staples, Inc., hereby severally constitute and appoint Thomas G. Stemberg, John J. Mahoney, Jack A. VanWoerkom and Mark G. Borden and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our name and on our behalf in our capacities as officers and directors to enable Staples, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on June 24, 1999.

                Signature                                Title
                ---------                                -----
          /s/ Thomas G. Stemberg        Chief Executive Officer and Chairman of
   ____________________________________  the Board of Directors (Principal
            Thomas G. Stemberg           Executive Officer)

                                        Executive Vice President, Chief
           /s/ John J. Mahoney           Financial Officer and Chief
   ____________________________________  Administrative Officer (Principal
             John J. Mahoney             Financial Officer)

          /s/ Robert K. Mayerson        Senior Vice President and Corporate
   ____________________________________  Controller (Principal Accounting
            Robert K. Mayerson           Officer)

          /s/ Basil L. Anderson         Director
   ____________________________________
            Basil L. Anderson

        /s/ Mary Elizabeth Burton       Director
   ____________________________________
          Mary Elizabeth Burton

                                        Director
   ____________________________________
            W. Lawrence Heisey

                Signature                 Title
                ---------                 -----
          /s/ George J. Mitchell        Director
   ____________________________________
            George J. Mitchell

                                        Director
   ____________________________________
           James L. Moody, Jr.

                                        Director
   ____________________________________
           Rowland T. Moriarty

          /s/ Robert C. Nakasone        Director
   ____________________________________
            Robert C. Nakasone

           /s/ W. Mitt Romney           Director
   ____________________________________
              W. Mitt Romney

                                        Director
   ____________________________________
               Martin Trust

            /s/ Paul F. Walsh           Director
   ____________________________________
              Paul F. Walsh

                                        Director
   ____________________________________
           Margaret C. Whitman

                                 EXHIBIT INDEX

 Exhibit
 Number                               Description
 -------                              -----------
   1.1*  Underwriting Agreement

   5.1   Opinion of Hale and Dorr LLP

  23.1   Consent of Ernst & Young LLP

  23.2   Consent of Kupferberg, Goldberg & Neimark, LLC

  23.3   Consent of Hale and Dorr LLP (Included in Exhibit 5.1 filed herewith)

  24.1   Power of Attorney (See page II-4 of this Registration Statement)

--------
* To be filed by amendment.